Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

March 10, 2023

By EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Joseph Ambrogi

David Link

Re:	Fintech Ecosystem Development Corp.

Preliminary Proxy Statement filed on Schedule 14A

Filed March 1, 2023

File No. 001-40914

Gentlemen:

On behalf of our client, Fintech Ecosystem Development Corp., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment the staff communicated in the letter dated March 8, 2023, addressed to the Company with respect to the above-referenced Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”). In connection with this response, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Proxy Statement.

For ease of reference, the staff’s comment is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

Preliminary Proxy Statement filed on Schedule 14A

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company has issued and outstanding 11,557,500 shares of Class A common stock and 2,875,000 shares of Class B common stock. Thus, the Class B common stock represents approximately 20% of the voting power with respect to our initial business combination and the election of directors. Our Class B common stock is owned as follows:

•

1,780,000 shares of the Company’s Class B common stock are owned by our Sponsor. A U.S. citizen resident in the United States, is the sole managing member of the Sponsor with sole voting and dispositive control over the Sponsor’s securities. The same U.S. citizen resident in the United States owns 5% of the equity in the Sponsor, and a limited liability company organized in the United States owns the balance of such equity, which is in turn owned 49% by a U.S. citizen and 51% by a Taiwanese citizen with an E3 Work Visa from the United States.

•

1,000,000 shares of the Company’s Class B common stock are owned by a limited liability company organized in the United States. A U.S. citizen resident in the United States owns 80% of the equity in this limited liability company, and another U.S. citizen resident in the United States owns the balance, each with sole voting and dispositive power over such equity.

•	15,000 shares of the Company’s Class B common stock are owned by its CFO, an Australian citizen resident in Australia.

•

80,000 shares of the Company’s Class B common stock are owned by certain directors (each of whom is a U.S. citizen resident in the United States) and a registered investment advisor firm based in New York and a financial advisor to the Company.

The Company’s Class B common stock does not carry any special voting rights with respect to the election of our directors, who are elected by all stockholders of the Company voting as a single class. Therefore, although approximately 29% of the shares of the Company’s Class B common stock are directly or indirectly owned by non-U.S. persons, collectively they do not have voting control over the Sponsor and would not have voting control over the target company following the consummation of our initial business combination.

The Company has added disclosure to pages 16 and 17 of Amendment No. 1 in response to the staff’s comment.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6770.

[Signature page follows.]

Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

cc:	Dr. Saiful Khandaker

Chief Executive Officer

Fintech Ecosystem Development Corp.